Exhibit 99.1

English translation of interview with Bayer CEO Werner Baumann published in German newspaper Sueddeutsche Zeitung on October 10, 2016:

“Some of it is certainly attributable to Monsanto itself.”

Werner Baumann, CEO of Bayer, talks about the biggest acquisition in German corporate history, the aggressive business practices of his American counterpart and Europeans’ fear of genetic engineering and glyphosate.

SZ: We heard that you had an interesting cab ride on the day the deal with Monsanto was decided. What was the story with your cab ride in St. Louis?

Werner Baumann: Yes, the cab driver picked us up at the hotel and was all ears listening to us. At some point he asked: Are you the guys from Bayer? Have you got 66 billion dollars in the trunk? The driver had actually worked for Monsanto for a few years and said: I know exactly where you have to unload your money!

How much money did you have in the trunk?

Slightly less. The purchase price won’t be paid until later. However, the cab driver got a good tip at the end of the journey.

Was that based on the purchase price for Monsanto?

No, on the distance we drove. It won’t jeopardize the financing of the deal (laughs).

The Monsanto deal is the biggest acquisition ever attempted by a German company. Is this kind of decision based on the figures alone? Or are emotions involved as well?

Whether or not it might be a record didn’t play a role in our considerations. It was entirely about what Monsanto brings us strategically - against the backdrop of mergers between other companies in our industry. Emotions are misplaced in a decision like this.

Would gut instinct be a better term?

Gut instinct is really dangerous. Sometimes it’s right but at other times it’s entirely wrong. And then it hurts.

Surely Bayer has medicines for that?

Yes, but they’re more help against bloating and heartburn (laughs).

So it’s a rational decision?

Let’s put it this way: We need to be convinced that what we’re doing is right for Bayer in the long term. For the few years of our terms of office, we on the Board of Management are charged with leaving this more than 150-year-old company in a better state than it was when we took on the responsibility.

You’d only been in office a few weeks when Bayer made its offer for Monsanto. Wasn’t that a little fast?

In terms of timing, it certainly wasn’t ideal that I’d only been in office for a few days. However, it was a matter of seizing an opportunity and doing the right thing for Bayer.

Why now?

Across the world, companies in our industry are joining forces. Chem China has bought Syngenta; Dow and DuPont are merging. It’s all about creating closer ties between seeds and crop protection. As a leading supplier of crop protection products, we had to ask ourselves where we wanted to be in an evolving industry. And our answer is clear: We want to be right up among the leaders.

When did you first consider the idea of acquiring Monsanto?

2011.

That long ago?

Yes. Our two companies have been discussing the attractiveness of an alliance for some time - without that necessarily involving an acquisition. It could have been a contractual collaboration. In 2011, Monsanto went through a weak patch which we observed very closely. Back then, however, we decided not to pursue the idea for the time being.

And when did you change your mind?

The Board of Management discussed the matter again in detail in November 2015 and initiated a project. We examined the market options and then focused on Monsanto.

So you were forced into it?

No. Years previously, we had analyzed in great depth how the seeds and crop protection industries would evolve. At that time, we established that we would always have at least one option, no matter who merged with whom.

Why didn’t you strike back then?

For one thing, Monsanto was worth a very great deal at that time. And secondly, we didn’t want to be the first to initiate this wave of consolidation. We wanted to reduce our debt a bit and make progress in our other business units, especially in Consumer Health, i.e. in nonprescription medicines.

But now you’ve only got one option in seeds: Monsanto. A company which to many people epitomizes evil. Did you perhaps wait too long?

No, we didn’t. Monsanto is the largest seed producer in the world. Of course, we are aware of the discrepancy between the quality of the company and its reputation. That’s due in part to Monsanto’s history - PCB and Agent Orange, for example...

…the chemical defoliant used during the Vietnam War...

...a history which is inseparable from the name Monsanto. And yet Monsanto today isn’t really a chemical company anymore. It’s a state-of-the-art biotechnology company.

But Monsanto’s bad reputation isn’t just historical.

That’s true. Some of it is certainly attributable to Monsanto itself. Take genetically modified seed. At the start of the last decade, as a young company, Monsanto tried to introduce genetically modified plants to Europe in the face of massive opposition and paid too little attention to the criticism and concerns that were raised. That backfired badly.

How will the merger change this?

We at Bayer take a partnership-based approach to our dealings with our customers and all societal groups. Following closing of the acquisition, which we expect to happen at the end of 2017, we will manage the combined businesses in line with the same standards we apply in all other business units.

And how will you deal with the issue of genetic engineering?

Let me state quite clearly: We’re not seeking to acquire Monsanto so we can introduce genetically modified plants to Europe. Some people think we would find that slightly easier than Monsanto, given the reputation we enjoy in Europe. However, that’s not why we’re doing it. If politicians and society in Europe don’t want genetically modified seed, then we accept that, even if we have a different opinion. But we’re not going to try and push something else through by other routes.

But you will still use genetic engineering in other countries?

In the end, the customer decides what kind of seeds they want. In North and South America genetically modified seeds are very accepted Twenty years ago, when the technology was still new and we had no experience of it, there were justified grounds for skepticism. However, it’s different today. After two decades of use, there are no indications as yet that this technology harbors any kind of environmental risks or is unsafe.

Another of Monsanto’s problems is that it’s the largest supplier of glyphosate. This pesticide is thought to be carcinogenic and is also used in Europe.

Do you know how high the cancer risk from glyphosate actually is?

If one believes the studies associated with Monsanto, the risks aren’t very high. However, WHO scientists have reached different conclusions.

According to the WHO International Agency for Research on Cancer, the risk of cancer from glyphosate is comparable to that from eating red meat or drinking very hot drinks. The imputed risk has nothing to do with the actual risk.

How will you deal with the fact that Monsanto’s problems will in future be pinned on Bayer?

We are aware of this. We will therefore be conducting an open dialog with nongovernmental organizations, politicians and all societal groups. That’s essential if we are to correct the existing perception - and thereby increase the acceptance of what we do. We are not scared of a dialog with our critics.

You personally?

Yes. Although, of course, I can’t conduct every discussion myself. However, our dialog is already very broadly based because it involves key members of Bayer’s leadership team. Of course, it will take time to objectify what is an emotionally charged debate.

Are you not worried that Monsanto could cause you the same problems as those faced by Deutsche Bank, which underestimated the different culture it had purchased with the investment banks?

As things stand today I can say that we’re very well prepared and confident we can integrate Monsanto. Just like we did other companies in the past.

What makes you so sure? This is a different dimension.

We did take a few deep breaths at the start because 66 billion dollars is just massive. However, you have to see the purchase price separately from the task of integrating the company. Take Schering, for example...

...the pharmaceutical company Bayer acquired in 2006 and whose integration you then managed.

That was a German company headquartered just 500 kilometers from Leverkusen. But it had more than 150 subsidiaries around the world. Schering had some 25,000 employees, Monsanto has about 20,000. I’m not going to try and tell you that an integration project is easier if 5,000 fewer employees are involved. However, Monsanto is focused on fewer countries. It does about 80 percent of its business in North and South America. Compared with Bayer, Monsanto is very small in other countries.

But doesn’t it have an entirely different culture to Bayer?

We commissioned a consulting firm to compare the cultures. They found almost no difference for most of the criteria. We have several hundred employees who came to us from Monsanto in recent years. They had no problems acclimatizing. Moreover, in recent months, Monsanto has repeatedly emphasized that its strategic view of the world is exactly the same as ours. That’s not typical in an acquisition. It’s usual to highlight the differences to make things more difficult for the buyer.

Why did Monsanto drag it out for so long?

If you go to buy a carpet, the price tag might show 2,800 euros, for example. If you were to say: I know I’m going to get that carpet for 1,800, it would spoil the ritual of negotiation.

You had to haggle.

It was important that the first offer was attractive enough to make Monsanto think about it. We couldn’t have gone in too low.

You wanted to avoid being thrown out by the carpet dealer.

We wanted to initiate a dialog. At the start, we didn’t know if we were the only ones Monsanto was talking to. The company was sounding out other options right up to the end. If you agree to pay the 2,800 euros immediately, then you’ll be outside with your carpet in just a few minutes. But then it gets expensive.

But you didn’t exactly come away cheaply.

We were very disciplined. Many observers were concerned that we were paying too much because there aren’t many other options left. There was speculation that we would be paying 140 to 145 dollars per share. It’s actually 128 dollars. There aren’t many who thought we could do it. The fact is that it’s a good price as far as Bayer is concerned and a good price for Monsanto’s stockholders.

If we continue the analogy: What role did the carpet dealer’s ego play in your negotiations? Hugh Grant, Monsanto’s CEO, is considered to be fairly self confident.

It helps if you like each other. Some of our meetings took place in unconventional places.

Like where?

Hugh called me and said: Let’s go for dinner in Chicago but we can’t be seen there by anyone. So we sat at a small table in a hotel room, eating salad and drinking a bottle of wine, and negotiated.

The deal isn’t completed yet. The antitrust authorities in some 30 countries have to give their approval. Where do you anticipate the greatest obstacles?

As far as the products are concerned, there are only a few overlaps in some markets. I’m optimistic in this respect.

In the United States, the antitrust review will also examine whether national security could be affected. Does it help that Bayer isn’t a Chinese company?

We do not believe that our transaction will impact the national security of the United States. We are a Western, publicly listed company with a long-standing presence in the United States. We’ve been doing business there 50 years longer than Monsanto and its predecessor companies have actually existed. Also, with some 12,000 employees in the United States, we’re a larger employer. Moreover, we’ll be managing the combined seed business from St. Louis. What is specific to Monsanto will remain in the United States - and thus under the supervision of the regulatory authorities there.

Is there any risk from the European antitrust authorities?

I was in Brussels last week. The clear impression was that the European Commission will be very objective in making a decision. The industry is characterized by strong competition, also in terms of prices - and that won’t change. We also won’t be reducing our research spending.

And you’ll be able to afford the purchase price?

Yes. We agreed a bridge loan to secure the purchase price payment. We will replace this financing at a later date with a combination of equity and debt - primarily in the form of a capital increase and bonds.

If you and Hugh Grant get on so well, will you be jointly managing the new company?

It’s still too early to answer questions about the composition of the management team for the joint agriculture business. All we can talk about are the principles for selecting personnel. One is that we will be selecting the best talents from both organizations for new positions in the crop protection business.

And you’ll then select the best name? Will the name Monsanto disappear?

We will have a family of strong product brands, the management of which is still to be decided. Bayer is a strong brand with an excellent global reach. We will continue to leverage this reputation.